Mail Stop 3561

December 14, 2007

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

> **Re:** **Asia Automotive Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 23, 2007**
> **File No. 333-147086**

Dear Mr. Herren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are submitting to your stockholders for approval a proposal
        requiring them, in effect, to elect whether to accept the securities of Tongxin
        International, Ltd., your wholly owned subsidiary to be formed under the laws of
        British Virgin Islands, in exchange for their Asia Automotive Acquisition
        Corporation securities. Consequently, please revise your filing so that Tongxin
        International, Ltd. is a co-registrant, or tell us why you believe that that entity is
        not a co-registrant.

2.   We note the following sentence on the cover page of your Form 10-QSB filed
        November 14, 2007: "As of October 22, 2007, 6,031,250 shares of the registrant's
        common stock, par value $0.001 per share, were outstanding." Please revise your
        "Calculation of Registration Fee" table accordingly.

3.   We note that your filing omits:

        •   certain of the information required pursuant to Item 1 of Form S-4;
            and

        •   the information required by Item 21(a) of Form S-4.

        Please revise your filing accordingly.

4.   Please revise your prospectus to update the references to "proxy statement" (see,
        e.g., the cover page of the prospectus as well as pages 13, 17, 22 and 131).

5.   We note your response to comments four and 14 in our letter dated October 19,
        2007. We also note that you have not included annexes to your proxy statement-
        prospectus in your amended filing. Please include the annexes in future filings.

6.   We note your response to comment eight in our letter dated October 19, 2007.
        We re-issue the comment. To the extent necessary, please revise your filing in
        accordance with the comment. In addition, we note your response with respect to
        Item 404 of Regulation S-K. Disclosure pursuant to that Item should appear in

your proxy statement-prospectus, not just in the notes to your financial statements.

7.   We note a number of blank spaces in the prospectus/proxy statement. Please fill in the information and update as necessary in future amendments, as previously requested in comment 15 in our letter dated October 19, 2007. For example and without limitation, we note the common stock price and the per share cash in the trust account on page 24. Also, update the information throughout the prospectus/proxy statement as necessary – such as the number of holders of record, which is currently as of August 21, 2007.

8.   Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

9.   Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form S-4 or remove the reference to the Private Securities Litigation Reform Act of 1995.

Notice of Special Meeting

10.   We note the addition of a written demand for conversion, instead of simply checking the box electing conversion on the proxy card. Please highlight in the notice this additional step and the proxy, and refer to where the specific disclosure required is identified.

Enforceability of Civil Liabilities Against Foreign Persons, page 18

11.   We note the following disclosure:

- "[a]ll of the officers of TI will be located in the US";

- "an investor should understand it is not likely that service of process upon [the company's] officers . . . will be obtainable within the United States or for actions originating in the United States"; and

- "certain . . . executive officers . . . are resident outside the United States, and all or a substantial portion of the equity of these persons are or may be located outside the United States."

Please reconcile this disclosure, and, if necessary, please revise your filing accordingly.

Summary, page 19

12.   Please highlight your status as a foreign private issuer after the business combination in the summary and include a reference to the risk factor for the associated risks.

Appraisal Rights, page 24

13.   Please add a cross-reference to pertinent disclosure in your proxy statement-prospectus. See Item 3(j) of Form S-4.

Proxies, page 25

14.   Please reconcile your statement that proxies may be solicited by Internet with your statement on page 51 that proxies may be solicited by e-mail.

Interests of AAAC Directors and Officers in the Equity Acquisition Proposal, page 25

15.   Please add disclosure pursuant to Item 18(a)(5)(i) of Form S-4.

16.   We reissue comment 13 in our letter dated October 19, 2007. Clearly describe all substantial interests in the transaction by the officers and directors. We note that the table on page 127 includes as management after the business combination Messrs. Herren and Wilson.

Selected Historical Financial Data, page 30

17.   We note your response to prior comment 16. Please reconcile the disclosed dollar amounts of common shares subject to possible conversion for the inception to date period and as of December 31, 2006 to the amounts recorded in the financial statements. In addition, we note that the introductory language on page 30 does not refer to the most recent financial statements included in the filing. Please revise your disclosures accordingly.

Selected Unaudited Pro Forma Combined Financial Information, page 32

18.   We note your response to prior comment 17. However, certain disclosures still do not agree to the pro forma financial statements (e.g., - diluted EPS for the year ended December 31, 2006). Please revise your disclosures accordingly.

19.   We note your response to prior comments 72 and 73, and your disclosure that since AAAC does not have any assets with operating substance except cash, the transaction has been accounted for as a purchase. We do not believe that the lack of operating assets other than cash by either entity has any relevance to the determination of the accounting acquirer for the transaction. Please revise your disclosure to state how you evaluated each of the factors outlined in paragraphs 16-17 of SFAS 141 in your determination of the accounting acquirer. Also, please address in your revised disclosure how you determined that the 4.5 million shares that will be issued to Hunan Tongxin management should be accounted for as part of the acquisition rather than as share-based compensation. We note your disclosure on page 21 that such shares will be issued as an incentive to retain the management team, and your response to prior comment 73 indicates that continued employment is required, both of which would appear to indicate that the issuance of the shares would be accounted for as share-based compensation rather than as part of the purchase price for the acquisition.

Comparative Per Share Information, page 34

20.   Please tell us how you computed book value per share as of December 31, 2006 and September 30, 2007 as presented on page 36, and provide all supporting

calculations. In addition, please revise your tabular disclosure on page 36 to define the last two lines of data.

The AAAC Special Meeting, page 47

Conversion Rights, page 50

21.   We note your response to comment 24 in our letter dated October 19, 2007. Your statement, "Any stockholder of AAAC holding shares of common stock issued in AAAC's initial public offering who votes against the Equity Acquisition Proposal may, at the same time, demand that AAAC convert his or her shares into a pro rata portion of the trust account as of the record date," seems to conflict with your statement in your prospectus dated April 11, 2006, that "the redemption rights to the public stockholders may result in the redemption for cash of up to approximately 19.99% of the aggregate number of the shares sold in this offering at a per-share redemption price equal to the amount in the trust account as of two business days prior to the consummation of the proposed business combination." Please revise your filing accordingly, or tell us why revision is unnecessary.

In addition, we note the following statement regarding this matter on page 23 of your proxy statement-prospectus: "AAAC will convert each share of common stock into a pro rata portion of the trust account as based on 2 days prior of the record date." We find this statement confusing. Please revise your filing accordingly, or tell us why revision is unnecessary.

Background of the Equity Acquisition Agreement, page 53

The Candidate Identification Process, page 53

22.   We partially reissue comment 28 in our letter dated October 19, 2007. Provide clear disclosure as to how and when you first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced. Revise this section to provide clear disclosure of the contacts and communications between the parties in this process.

23.   We reissue comment 29 in our letter dated October 19, 2007. Please disclose whether there is any present or proposed material agreement, arrangement,

understanding or relationship between Manhattan Capital Group and you. Also, clarify whether Manhattan Capital Group or any other party will receive finders' fees or any other compensation as part of this acquisition.

24.   We reissue comment 30 in our letter dated October 19, 2007. Please briefly describe the negotiations pertaining to:

- the reorganizations of Hunan Tongxin and you;

- the consideration to be paid for Hunan Tongxin;

- the terms of the additional consideration to be paid subsequent to the close of the business combination to retain key management personnel;

- the terms of the additional consideration to be paid in 2008 for performance achieved in 2007; and

- the inclusion of certain Hunan Tongxin equity holders on the board of directors of the surviving corporation.

25.   We note your response to comment 33 in our letter dated October 19, 2007; however, we could not locate the modified disclosure in your proxy statement-prospectus. Please advise.

Board Consideration and Approval of Transaction, page 56

Due Diligence Information Materials, page 59

26.   We note your response to comment 34 in our letter dated October 19, 2007. We re-issue that comment with respect to "opportunity analysis of customer programs."

27.   We re-issue comment 36 in our letter dated October 19, 2007. We note your disclosure: "The valuation for the future of Hunan Tongxin was based on various assumptions, including projected sales, assumed margins, and projected net

income." Please disclose each assumption, and briefly discuss why you believe
the assumptions are valid.

Satisfaction of 80% Test, page 61

28.   We note that you used 11 companies for your analysis. We also note the
following statement: "Subsequently eight companies were selected based on their
single or dual focus technical competency which is similar to that of Hunan
Tongxin." Please clarify any distinctions between the companies used for your
analysis, or revise your filing accordingly.

29.   We re-issue comment 39 in our letter dated October 19, 2007, particularly the
second and third points thereof. Please provide the following:

   • clear disclosure of the specific valuation methods used to determine
     the valuation of this transaction,

   • clear disclosure of the assumptions and projections used, and

   • clear disclosure as to the actual valuation(s) or range of valuations
     from these valuation methods.

30.   We re-issue comment 41 in our letter dated October 19, 2007. We note your
disclosure:

   The board made several assumptions in deriving statistics about Hunan
   Tongxin that were used solely for the purpose of management's
   determining a value of Hunan Tongxin. Investors should not place any
   weight on these projections, because any projection is subject to many
   assumptions, some or all of which may not be correct or occur as assumed.

Please specify each assumption. Also, please explain how you determined these
projections were reasonable.

31.   We re-issue comment 42 in our letter dated October 19, 2007. Please explain the
statement that "investors should not place any weight on these projections." It is
unclear why management relied upon these projections in determining the
valuation of the transaction when the company is cautioning investors not to place
any weight on these projections. If you mean that investors should not rely upon

these projections for any other purpose than determining valuation, and that these projections should not be considered earnings projections, provide clear disclosure.

Material United States Federal Income Tax Considerations of the Redomestication, page 65

32.   This section should name tax counsel and disclose tax counsel's opinion on each material tax consequence. This would also apply to the disclosure commencing on page 78.

33.   The disclosure in this section appears to assume that the Equity Acquisition Agreement and the Redomestication will constitute a "reorganization." The opinion should not assume a legal conclusion underlying the opinion. Please revise accordingly.

Information About Hunan Tongxin Enterprise Co., Ltd., page 79

34.   Please provide the disclosure required by Item 101(a)(1), and (c)(1)(iii), (iv) and (xi) of Regulation S-K.

Competition, page 82

35.   Please revise your filing to clarify the statement: "Quality in this environment is a given."

Management's Discussion and Analysis, page 83

36.   We note your disclosures regarding EBITDA margin expansion on pages 85-86. Please tell us why believe it is appropriate to present such information, and revise to provide the disclosures required by Item 10(h) of Regulation S-B. Alternatively, revise your disclosure to use a financial measure calculated in accordance with generally accepted accounting principles.

Results of Operations, page 90

General

37.   We note your response to prior comment 56. Considering your disclosure that
        product order shipment to customers comprises between 64 – 75% of total selling
        expenses, please tell us why you believe that the inclusion of these amounts in
        selling expenses is consistent with the guidance in paragraph 8 of EITF 00-10,
        and revise your disclosure as appropriate.

38.   We note your response to prior comment 57. We believe that generally accepted
        accounting principles require sales commissions to be recorded in the same period
        that revenue is recognized. Please revise the financial statements accordingly,
        including any restatement disclosures required by SFAS 154. Alternatively, if
        you believe that the effect of recording sales commissions on an accrual basis
        would not be material to the financial statements taken as a whole, please tell us
        how you evaluated the provisions of Staff Accounting Bulletins No. 99 and 108
        with respect to each affected annual and interim period. We may have additional
        comments after reviewing your response.

Liquidity and Capital Resources, page 96

General

39.   We note your response to prior comment 59. We continue to note various errors
        in your revised disclosures. For example, the net cash flows from operating
        activities disclosed on page 96 appear to relate to the financial statements of
        AAAC rather than Hunan Tongxin, although the majority of the underlying
        activity appears to relate to Hunan Tongxin. In addition, your disclosure on page
        99 incorrectly describes a change in net income of $5.7 million, and identifies an
        increase in accounts receivable as a decrease. Please revise your disclosures to
        reconcile each of the disclosed amounts to your financial statements, and to
        replace boilerplate type disclosures such as "other changes were the result of
        revenue recognition" with disclosure that provides insight into the reasons for the
        changes in reported cash flows.

Information About AAAC, page 104

Liquidation If No Business Combination, page 105

40.   You refer to Gifted Time Holdings as "a potential target business." We are not
        able to locate any other references to this entity in your filing. Please revise your
        filing accordingly.

Plan of Operations, page 108

41.   We re-issue comment 67 in our letter dated October 19, 2007. Please disclose the
        amounts that are currently owed and break such amounts down by entity and state
        the amount owed to each. Please clarify whether you have obtained waivers. To
        the extent you have not obtained waivers, clarify whether these claims would be
        covered by the indemnifications provided by the individuals named in the Form
        S-1. Provide clear disclosure of the indemnification obligation of the named
        individuals in this section and discuss the associated risks.

Off-Balance Sheet Arrangements, page 110

42.   We note your response to prior comment 64. As previously noted, the disclosure
        in the last paragraph on page 110 is inconsistent with your accounting treatment
        for the warrants in the AAAC financial statements. Please revise your disclosure
        to clarify that the warrants do not meet the scope exception in paragraph 11(a) of
        SFAS 133, and have been accounted for as liabilities under EITF 00-19. In
        addition, please revise to state why you believe it is appropriate to account for the
        purchase option as equity. We note your intention to enter into a clarification
        agreement relating to this instrument.

Unaudited Pro Forma Combined Financial Statements, page 111

General

43.   We note your response to prior comment 69. However, it appears that numerous
        computational errors remain in your pro forma financial statements. For example,

the pro forma combined retained earnings in each balance sheet on pages 117-118 does not equal the sum of the original amounts plus the pro forma adjustments. Please review each pro forma financial statement for computational and clerical errors, including footing and cross footing for each row and column presented, and revise as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations

General

44.   We note your response to prior comment 70 and the associated revisions to your pro forma condensed combined statement of operations. Please revise the entries related to depreciation and amortization expense so that they are presented as an operating item consistent with the classification of these expenses in Hunan Tongxin's financial statements. In addition, the pro forma statement of income assuming minimum approval on page 114 should be revised so that the format is consistent with the maximum approval statement on page 113.

45.   We note your response to prior comment 71, but we did not note any related revisions to your filing. Given that the pro forma financial statements reflect net income for the nine months ended September 30, 2007, your disclosure that basic and diluted pro forma earnings per share are equal appears to be inconsistent with SFAS 128. Please tell us how you considered the effect of outstanding dilutive instruments (i.e., warrants). Revise your disclosures as appropriate, including note (i) to the pro forma financial statements.

Pro Forma Adjustments, page 122

46.   Please revise note (g) and note (h) as necessary to provide pro rated amounts for the interim period pro forma condensed combined statements of operations. For example, note (g) is related to amortization expense for a nine month period, but the entry appears to be for a full year of amortization expense.

Note 3 – Purchase Accounting Adjustment, page 125

47.   We note your response to prior comment 73 in which you state that the 4.5 million shares to be issued as part of the key employee agreements with Hunan Tongxin's management requires their continued employment. Given that continued employment is required, please tell us why you believe it is appropriate to account for these shares as part of the purchase price for the acquisition rather than share-based compensation under FAS 123(R), including the specific accounting literature that supports your proposed accounting treatment. Please advise and revise your disclosure to specifically address your accounting treatment for these 4.5 million shares.

48.   We note that the table on page 126 showing intangible assets and goodwill acquired does not sum to the total presented. Please revise.

Directors and Management, page 127

49.   We note your response to comment 76 in our letter dated October 19, 2007 that there are no compensation arrangements or agreements relating to Messrs. Herren, Wilson and Brophy. Provide a risk factor that shareholders will not know the compensation arrangements at the time they vote on this transaction.

Beneficial Ownership of Securities, page 135

50.   We partially reissue comment 79 in our letter dated October 19, 2007. Please disclose the control person(s) for each entity included in the tables.

Shares Eligible for Future Sale, page 141

51.   Please clarify that the discussion of the applicability of Rule 144 relates to a proposed release and provide the current position, as set forth in the Ken Worm letter.

Delivery of Documents to Stockholders, page 146

52.   We note your response to comment 82 in our letter dated October 19, 2007. It
        appears that you have included the text of Item 23 of Schedule 14A in your filing.
        Please revise your filing to provide disclosure pursuant to the Item.

Where You Can Find More Information, page 147

53.   Please identify the reports you file with the Commission. See Item 101(c)(2) of
        Regulation S-B.

Asia Automotive Acquisition Corporation Financial Statements, page 151

Note 2 – Summary of Significant Accounting Policies

54.   We note your response to prior comment 86. Please tell us when you plan to file
        the UPO clarification agreement noted in your response.

Hunan Tongxin Enterprise Co., Ltd. Financial Statements

General

55.   We note you have made certain revisions to your financial statements. Please tell
        us how you considered the requirements of SFAS 154 or revise to provide the
        related disclosures.

Consolidated Balance Sheets

56.   Please revise your financial statement captions as necessary to provide disclosure
        for all periods presented. For example, it appears that the allowance for doubtful
        accounts is not presented for September 30, 2007.

Consolidated Statements of Income and Comprehensive Income

57.   We note your response to our prior comment 88, however we were unable to find
        the enhancements to MD&A as indicated. Please revise to disclose the material
        components of selling, general, and administrative expenses.

Consolidated Statements of Cash Flows

58.   It appears that the statements of cash flows were not revised to reflect the adjusted
        net income per the statements of income. Please revise.

59.   We note that certain line items appear to have been omitted from the operating
        section of the statements of cash flows for the years ended December 31, 2006,
        2005 and 2004 (e.g., – amortization, depreciation and bad debt expense), and
        other amounts appear to be incorrectly labeled (e.g., – the amount identified as
        bad debt expense was identified as amortization in your prior filing). Please
        revise the financial statements to ensure that all of the amounts are appropriately
        presented and that the mathematical accuracy of each individual financial
        statement is verified prior to filing.

Notes to Consolidated Financial Statements

General

60.   We note that you have not provided footnote disclosures related to the September
        30, 2007 and 2006 interim financial statements. Please revise your disclosures as
        appropriate.

Note 3 – Summary of Significant Accounting Policies and Practices

C – Revenue Recognition

61.   We note your response to our prior comment 90, but we did not note the enhancements to your footnotes as indicated. Please revise to provide the appropriate revisions to your footnotes consistent with your response.

62.   We note your response to prior comment 91. In your response, you state that the percentage of completion method is not used. However, the reference to the percentage of completion method on page 100 has not been removed from your filing. Please revise or advise.

D – Shipping and Handling Costs

63.   We note your response to prior comment 92, but we were unable to locate the noted revisions in your amended filing. Please revise to provide the appropriate revisions to your footnotes consistent with your response. In addition, please explain why you believe that disclosure that the inbound shipping and handling expenses represent 64-75% of selling expenses is relevant if such amounts are classified as cost of sales as indicated in your response. Please explain how such costs are accounted for prior to being charged to cost of sales. If such amounts are not recorded as a component of inventory, please explain how your accounting treatment complies with the requirements of ARB 43, Chapter 4. We may have additional comments after reviewing your response.

Note 10 – Accrued Expenses and Other Liabilities

64.   We note your response to prior comment 94, but we were unable to find the enhancements to your footnotes as indicated. Please revise to provide the appropriate revisions to your footnotes consistent with your response.

Part II

Undertakings, page 152

65.   Please revise your filing to include all of the information required pursuant to
        Item 22(a) of Form S-4.

Signatures

66.   We note that your controller or principal accounting officer did not sign your
        registration statement or that one of the signatories did not indicate that he signed
        your registration statement in either capacity. Please revise your registration
        statement so that it comports with the Instructions to the "Signatures" section of
        Form S-4.

Exchange Act Filings

67.   We note your response to comment 95 in our letter dated October 19, 2007.
        Amended filings should be filed with the Commission.

                                    * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
        Fax: (248) 645-2690